                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*

                           DECOMA INTERNATIONAL INC.

-------------------------------------------------------------------------------
                               (Name of Issuer)

                       CLASS A SUBORDINATE VOTING SHARES

-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  24359C 10 0

-------------------------------------------------------------------------------
                                (CUSIP Number)

       J. Brian Colburn, Executive Vice-President, Special Projects and Secretary, Magna International Inc., 337 Magna Drive,
                    Aurora, Ontario L4G 7K1 (905) 726-2462

-------------------------------------------------------------------------------
  (Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

                                JANUARY 5, 2001

-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 24359C 10 0                                         Page 2 of 12 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STRONACH TRUST

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)
     OO

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5   2(d) or 2(e)
     [_]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   7   SOLE VOTING POWER
    SHARES        76,894,485
 BENEFICIALLY
   OWNED BY   8   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  9   SOLE DISPOSITIVE POWER
                  76,894,485

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     76,894,485

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     78.8%

 14  TYPE OF REPORTING PERSON (See Instructions)
     OO

                                  SCHEDULE 13D

CUSIP No. 24359C 10 0                                         Page 3 of 12 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     445327 ONTARIO INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)
     OO

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5   2(d) or 2(e)
     [_]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   7   SOLE VOTING POWER
    SHARES        76,894,485
 BENEFICIALLY
   OWNED BY   8   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  9   SOLE DISPOSITIVE POWER
                  76,894,485

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     76,894,485

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     78.8%

 14  TYPE OF REPORTING PERSON (See Instructions)
     CO

                                  SCHEDULE 13D

CUSIP No. 24359C 10 0                                         Page 4 of 12 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MAGNA INTERNATIONAL INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)
     OO

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5   2(d) or 2(e)
     [_]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   7   SOLE VOTING POWER
    SHARES        76,894,485
 BENEFICIALLY
   OWNED BY   8   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  9   SOLE DISPOSITIVE POWER
                  76,894,485

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     76,894,485

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     78.8%

 14  TYPE OF REPORTING PERSON (See Instructions)
     CO

                                  SCHEDULE 13D

CUSIP No. 24359C 10 0                                         Page 5 of 12 Pages

 1   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     1265058 ONTARIO INC.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[_]
     (b)[X]

 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)
     OO

     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5   2(d) or 2(e)
     [_]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     ONTARIO, CANADA

  NUMBER OF   7   SOLE VOTING POWER
    SHARES        18,429,466
 BENEFICIALLY
   OWNED BY   8   SHARED VOTING POWER
     EACH         0
  REPORTING
 PERSON WITH  9   SOLE DISPOSITIVE POWER
                  18,429,466

              10  SHARED DISPOSITIVE POWER
                  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     18,429,466

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)  [_]

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     18.9%

 14  TYPE OF REPORTING PERSON (See Instructions)
     CO

                                                              Page 6 of 12 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A Subordinate Voting Shares of Decoma International Inc. (the "Issuer").

The principal executive offices of the Issuer are located at:

50 Casmir Court
Concord, Ontario
Canada, L4K 4J5

Item 2. Identity and Background

(a) Name:

This Schedule 13D is being filed by each of the following persons:

  (i)   the Stronach Trust, a trust formed under the laws of Ontario, Canada;

  (ii)  445327 Ontario Inc. ("445327"), an Ontario, Canada corporation;

  (iii) Magna International Inc. ("Magna"), an Ontario, Canada corporation;
        and

  (iv)  1265058 Ontario Inc. ("1265058"), an Ontario, Canada corporation.

(b) Residence or business address:

  (i) The principal business address of each of the Stronach Trust and 445327 is:

        14875 Bayview Avenue
        R.R.#2
        Aurora, Ontario
        Canada, L4G 3C8

  (ii)  The principal business address of each of Magna and 1265058 is:

        337 Magna Drive
        Aurora, Ontario
        Canada, L4G 7K1

(c) Principal business:

The Stronach Trust is a family trust which owns all of the shares of 445327.

                                                             Page 7 of 12 Pages

445327 is a corporation which owns 724,829 Class B Shares of Magna, such shares representing approximately 58% of the total votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna.

Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna owns all of the issued and outstanding shares of 1265058.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

See Item 4 below.

Item 4. Purpose of Transaction

As of March 2, 1998, the closing date of the Issuer's initial public offering, Magna beneficially owned 6,604,816 Class A Subordinate Voting Shares and 31,909,091 Class B Shares of the Issuer, of which 6,604,816 Class A Subordinate Voting Shares were owned by Magna, 24,957,125 Class B Shares of the Issuer were owned by 1269935 Ontario Inc. ("1269935"), then a wholly-owned subsidiary of Magna, and 6,951,966 Class B Shares of the Issuer were owned by 1265058, then a wholly-owned subsidiary of 1269935. Each Class B Share of the Issuer is convertible into one Class A Subordinate Voting Share of the Issuer. Class A Subordinate Voting Shares of the Issuer are entitled to one vote per share and Class B Shares of the Issuer are entitled to twenty votes per share at all meetings of shareholders of the Issuer. In addition, as of March
2, 1998, 1269935 owned the following shares of the Issuer: (a) 500,000 Preferred Shares, Series 1; (b) 500,000 Preferred Shares, Series 2; and (3) 500,000 Preferred Shares, Series 3, all of which have a carrying value of Cdn.$100 per share. Each Preferred Share, Series 1, Preferred Share, Series 2 and Preferred Share, Series 3 is convertible into Class A Subordinate Voting Shares of the Issuer at a conversion price of Cdn.$10.07 per share. 1269935 was amalgamated into Magna effective August 2, 1998.

                                                             Page 8 of 12 Pages

On December 29, 2000, Magna transferred the 6,604,816 Class A Subordinate Voting Shares of the Issuer owned by it to 1265058 in exchange for 1,130 common shares of 1265058.

On January 5, 2001, Magna acquired 8,333,333 Class A Subordinate Voting Shares and 484,970 Preferred Shares, Series 4 of the Issuer, which Preferred Shares have a carrying value of Cdn. $100 per share. On the same date, 1265058 acquired: (a) 515,030 Preferred Shares, Series 4 of the Issuer; and
(b) 1,000,000 Preferred Shares, Series 5 of the Issuer, both of which series of Preferred Shares have a carrying value of Cdn.$100 per share. Each Preferred Share, Series 4 and Preferred Share, Series 5 is convertible into Class A Subordinate Voting Shares of the Issuer at a conversion price of Cdn.$13.20 per share. All of the shares acquired by Magna and 1265058 on January 5, 2001 formed partial consideration for the shares of Decoma Exterior Trim, Inc. and the assets of Magna Exterior Systems acquired by the Issuer from Magna on such date.

Magna controls the Issuer through beneficial ownership of approximately 44.5% of its Class A Subordinate Voting Shares and 100% of its Class B Shares and the Stronach Trust controls Magna through beneficial ownership of approximately 66.1% of its Class B Shares, which carry approximately 58% of the total votes carried by the total Class A Subordinate Voting Shares and Class B Shares of Magna. None of the Stronach Trust, 445327, Magna or 1265058 has any current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of Schedule 13D.


Item 5. Interest in Securities of the Issuer

Stronach Trust

(a) Amount beneficially owned: 76,894,485 Class A Subordinate Voting Shares of the Issuer, comprised of:

  (i)   14,938,149 Class A Subordinate Voting Shares of the Issuer;

  (ii) 31,909,091 Class B Shares of the Issuer, convertible into 31,909,091 Class A Subordinate Voting Shares of the Issuer;

  (iii) 500,000 Preferred Shares, Series 1 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (iv) 500,000 Preferred Shares, Series 2 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (v) 500,000 Preferred Shares, Series 3 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (vi) 1,000,000 Preferred Shares, Series 4 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer; and

  (vii) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

  Percent of Class: 78.8% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

(b) Number of shares as to which the Reporting Person has:

                                                              Page 9 of 12 Pages


  (i) sole power to vote or to direct the vote: 76,894,485 (assuming full conversion of the Class B Shares and Preferred Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 76,894,485 (assuming full conversion of the Class B Shares and Preferred Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

(c) None.

(d) Not applicable.

(e) Not applicable.

445327

(a) Amount beneficially owned: 76,894,485 Class A Subordinate Voting Shares of the Issuer, comprised of:

  (i)   14,938,149 Class A Subordinate Voting Shares of the Issuer;

  (ii) 31,909,091 Class B Shares of the Issuer, convertible into 31,909,091 Class A Subordinate Voting Shares of the Issuer;

  (iii) 500,000 Preferred Shares, Series 1 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (iv) 500,000 Preferred Shares, Series 2 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (v) 500,000 Preferred Shares, Series 3 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (vi) 1,000,000 Preferred Shares, Series 4 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer; and

  (vii) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

  Percent of Class: 78.8% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

(b) Number of shares as to which the Reporting Person has:

                                                             Page 10 of 12 Pages

  (i) sole power to vote or to direct the vote: 76,894,485 (assuming full conversion of the Class B Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 76,894,485 (assuming full conversion of the Class B Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.
(c) None.

(d) Not applicable.

(e) Not applicable.

Magna

(a) Amount beneficially owned: 76,894,485 Class A Subordinate Voting Shares of the Issuer, comprised of:

  (i)   14,938,149 Class A Subordinate Voting Shares of the Issuer;

  (ii) 31,909,091 Class B Shares of the Issuer, convertible into 31,909,091 Class A Subordinate Voting Shares of the Issuer;

  (iii) 500,000 Preferred Shares, Series 1 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (iv) 500,000 Preferred Shares, Series 2 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (v) 500,000 Preferred Shares, Series 3 of the Issuer, convertible into 4,965,243 Class A Subordinate Voting Shares of the Issuer;

  (vi) 1,000,000 Preferred Shares, Series 4 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer; and

  (vii) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

  Percent of Class: 78.8% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

                                                             Page 11 of 12 Pages


(b) Number of shares as to which the Reporting Person has:

  (i) sole power to vote or to direct the vote: 76,894,485 (assuming full conversion of the Class B Shares and Preferred Shares);

  (ii)  shared power to vote or to direct the vote: 0;

  (iii) sole power to dispose or to direct the disposition of: 76,894,485 (assuming full conversion of the Class B Shares and Preferred Shares); and

  (iv)  shared power to dispose or to direct the disposition of: 0.

(c) None.

(d) Not applicable.

(e) Not applicable.

1265058

(a) Amount beneficially owned: 18,429,466 Class A Subordinate Voting Shares of the Issuer, comprised of the following:

  (i) 6,951,966 Class B Shares of the Issuer, convertible into 6,951,966 Class A Subordinate Voting Share of the Issuer;

  (ii) 515,030 Preferred Shares, Series 4 of the Issuer, convertible into 3,901,742 Class A Subordinate Voting Shares of the Issuer;

  (iii) 1,000,000 Preferred Shares, Series 5 of the Issuer, convertible into 7,575,758 Class A Subordinate Voting Shares of the Issuer.

  Percent of Class: 18.9% (assuming full conversion of the Class B Shares and Preferred Shares of the Issuer).

(b) Number of shares as to which the Reporting Person has:

  (i) sole power to vote or to direct the vote 18,429,466 (assuming full conversion of the Class B Shares);

  (ii)  shared power to vote or to direct the vote 0;

  (iii) sole power to dispose or to direct the disposition of 18,429,466 (assuming full conversion of the Class B Shares and Preferred Shares); and

                                                             Page 12 of 12 Pages

  (iv) shared power to dispose or to direct the disposition of 0.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth on this statement is true, complete and correct.

Dated: February 14, 2002

                                        THE STRONACH TRUST

                                        By: /s/ Belinda Stronach
                                           _____________________________________
                                           Name:  Belinda Stronach
                                           Title: Trustee

                                        445327 ONTARIO INC.

                                        By: /s/ Belinda Stronach
                                           _____________________________________
                                           Name:  Belinda Stronach
                                           Title: Vice-President

                                        MAGNA INTERNATIONAL INC.

                                        By: /s/ J. Brian Colburn
                                           _____________________________________
                                           Name:  J. Brian Colburn
                                           Title: Executive Vice-President,
                                                  Special Projects and
                                                  Secretary

                                        1265058 ONTARIO INC.

                                        By: /s/ J. Brian Colburn
                                           _____________________________________
                                           Name:  J. Brian Colburn
                                           Title: Executive Vice-President,
                                                  Special Projects and
                                                  Secretary